

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2013

<u>Via E-mail</u>
Mr. Michael Bonn
President, Chief Executive Officer, Chief Financial Officer and
Chairman of the Board of Directors
Colorado Income Holdings, Inc.
7899 South Lincoln Court
Suite 205
Littleton, CO 80122

> **Re: Colorado Income Holdings, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed September 26, 2013**
> **File No. 333-190083**

Dear Mr. Bonn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Summary Financial Information, page 8</u>

1.   We have reviewed your response to our prior comment number two and note that no change was made to the disclosure. Please revise the line item titled additional paid-in capital to be $9,000 consistent with the amount appearing on the balance sheet. Revise the line item titled accumulated deficit to be accumulated deficit during the development stage. In addition, revise the net income (loss) for the period May 23, 2013 (Inception) through June 30, 2013 to be $(293,000).

Use of Proceeds, page 17

2.   Please revise the line item titled Net Proceeds to Company under the maximum offering amount of $3,000,000 to be $2,954,590.80.

Financial Statements

Notes to the Financial Statements, page 41

3.   We have reviewed your response to prior comment number eleven and note that you have not disclosed the effect of the error correction on each financial statement line item and per-share amounts affected and that no change was made to the MD&A disclosure. Please state the effect of the correction on each financial statement line item and per share amounts affected and quantify and discuss in your MD&A discussion the nature of the $250,000 increase in expenses and the related amounts that are classified in general and administrative expenses.

Item 16. Exhibits

Exhibit 23.1 – Consent from Independent Auditor

4.   Please file a currently dated Consent of the Independent Auditor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3752, if you have questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief